L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513 www.ledgewood.com

April 4, 2013

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Resource America, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No: 000-04408
CIK No.: 0000083402

Dear Mr. Wiggins,

On behalf of Resource America, Inc. (the “Company”), this letter is to respond to your letter of March 22, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Company's response.

Form 10-K for the Year Ended December 31, 2012

Note 9 - Variable Interest Entities, page 68

1.
We note your response to comment one of our letter dated February 26, 2013. Please describe for us the “best case” scenario and how you determined what the “best case” scenario would be (e.g., the most optimistic scenario based on probable outcomes, the best potential scenario based on the design of the entity, etc.).

Best Case Scenario Calculation

RSO, by design, was formed to invest in corporate loans and commercial real estate assets utilizing securitization structures with match-funded liabilities, where the equity tranche, or the residual interest held by RSO, is the smallest component of the capitalization structure. The majority of RSO's assets are held through on balance-sheet securitization structures for the purpose of generating cash flows and thus, when evaluating RSO, the Company recognized that other variable interest holders have the right to receive the significant majority of the potential benefits from these structures. The securitization structures result in RSO retaining the net spread of the financed assets. This net spread return to the equity, after factoring in administrative expenses (including the base management fee), is used to calculate the incentive fee earned by the Company.

The Company believes that the “best case” scenario with respect to RSO is one in which the Company would receive the maximum potential fees and dividends from RSO based upon RSO's current financial statements and upon certain assumptions about future events that the Company believes to be reasonably likely to occur.

The principal factors considered were as follows:

•
Highest Performance of the RSO investment portfolio - the RSO portfolio includes investments in collateralized loan obligation (“CLO”) and collateralized debt obligation (“CDO”) issuers that it manages, which securitize corporate bank loans and commercial real estate. In the best case scenario approach, the Company utilized cash flow models from Intex Solutions, a third-party provider, in which the Company assumed that all of the collateral within the securitizations were performing and, as such, that there were no projected credit losses (a “zero default rate”). This would result in RSO receiving the maximum return on its investments, which correspondingly would maximize the potential incentive fees that the Company could earn.

•
Successful Future Equity Raises - The base management fee, which is a direct function of RSO's equity, would increase as additional capital is raised. The capital raised is presumed to be primarily invested by RSO into securitized assets. As noted in our response above, the equity tranche RSO would acquire is the smallest component of the securitization structure, which inherently limits the potential revenues to RSO and, accordingly, limits the significance to RSO of the base management fees potentially to be earned by the Company.

•
Maintaining Projected Dividends - historically, RSO has paid quarterly dividends, which have declined since 2006. For purposes of maximizing the returns to the Company, the dividend rate was projected to remain constant at the current $0.80 per share on an annual basis. The Company's analysis includes the dividends on the RSO common shares it owns.

2.
Please tell us what effect qualitative factors, including but not limited to each of the factors noted in your response to our prior comment one, had on your analysis and conclusion. In this regard, we note that a quantitative analysis is not required and shall not be the sole determinant as to whether a reporting entity has the obligations or rights referred to in ASC 810-10-25-38A and that the probability of certain events occurring would generally not factor into an analysis of whether a financial interest could potentially be significant.

The guidance in ASC 810-10-25-38A requires a reporting entity to assess whether it has a controlling financial interest in the VIE and, thus, is the VIE's primary beneficiary. The reporting entity is deemed to have such a controlling interest if it has both of the following characteristics:

•	the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and

•	the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

With respect to the first bullet point factor, the primary qualitative factor the Company considered was the level of control it has over RSO given its position as the manager under the Management Agreement. The Company determined that, because its Management Agreement obligations required it to direct and execute RSO's investment program, it had the day-to-day responsibility for directing RSO's activities. While the performance of its management duties is subject to the supervision and control of RSO's board of directors (which consists of a majority of independent directors) and to the investment guidelines and parameters established by the board, the guidelines are generally broad and the Company has been given significant discretion in executing transactions under these guidelines. Thus, although not free from doubt as a result of the function of RSO's board of directors, the Company concluded that, because it had significant discretion in implementing the guidelines established by the RSO board and because the RSO board does not represent a single reporting entity for purposes of evaluating kick-out rights or participating rights, it met the criterion of the first bullet point factor.

With respect to the second bullet point factor, the Company considered the following qualitative factors in its analysis:

•
The management fee it earns from RSO consists of two parts: (i) a base management fee that is a function of the amount of RSO's equity and not its operating results, and (ii) an incentive management fee that, although based in part upon RSO's net income, is also (as described to our response to comment one above) partially based upon RSO's equity and earned only if RSO's net income exceeds a specified return to RSO's shareholders. As a result, the Company's management fee is only partially tied to gains made by RSO.

•
RSO was formed to provide outside stockholders the opportunity to participate in a professionally managed portfolio of real estate and commercial financing assets, and not as a financing vehicle for the Company. Stockholders bear the risk of loss in their investments if RSO is not successful, and obtain substantially all of the benefits (including dividends and capital appreciation of their holdings) if RSO is successful.

•
The Company’s stock interest in RSO is very small relative to both RSO’s total capitalization and its total equity capitalization and, accordingly, does not absorb significant amounts of either RSO’s losses or gains. Moreover, its investment at the time of RSO’s initial private offering was not to absorb losses or receive gains significant to RSO but, rather, was principally for marketing purposes, as a demonstration to investors that the Company was confident in the potential for RSO’s success. The contractually required payment of 25% of the incentive management fee in RSO’s shares was intended to reinforce that demonstration of confidence and, as with the initial investments, was seen principally as a marketing tool.

Because (i) the base management fee does not depend upon RSO’s gains and losses, (ii) the incentive management fee is partially based upon RSO’s equity and is limited to RSO’s net income above a specified, and significant, prior return to shareholders, and is therefore only partially tied to gains made by RSO, (iii) RSO was designed as an investor vehicle rather than (as would be the case with a CDO or CLO issuer) a financing vehicle for the Company, and (iv) the small equity position of the Company (and the marketing purposes behind that position), as well as the quantitative analysis set forth in our prior response, the Company concluded that it has neither the obligation to absorb losses or the right to receive benefits that could potentially be significant to RSO and, accordingly, that it did not have a controlling financial interest in RSO.

Very truly yours,
Ledgewood a professional corporation

By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Very truly yours,
Resource America, Inc.

By: /s/ Thomas C. Elliott
Thomas C. Elliott
Title: Senior Vice President and Chief
Financial Officer
Dated: April 4, 2013